
November 22, 2023

Timothy E. Sullivan
Chief Financial Officer and Treasurer
Apellis Pharmaceuticals, Inc.
100 Fifth Avenue
Waltham, MA 02451

> **Re: Apellis Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 21, 2023**
> **Form 10-Q for the period ended September 30, 2023**
> **Filed November 1, 2023**
> **File No. 001-38276**

Dear Timothy E. Sullivan:

        We have completed our review of your filings. We remind you that the company and its
management are responsible for the accuracy and adequacy of their disclosures, notwithstanding
any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences